Exhibit 99.3

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

FORM 51-102F1

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and nine months ended September 30, 2013. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 and 2012, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2012, and all other disclosure documents of the Company. All amounts are stated in United States dollars (US$) unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is November 13, 2013. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 21 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS OF THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Financial and Operating Highlights:	Q3 2013	9 MONTHS 2013
Cash flow from operations (1) (3)	$7,120,091	$21,449,649
Cash flow from operations (1) (3) per share	$0.07	$0.20
Cash operating cost per AgEq ounce sold (2) (3)	$7.96	$7.82
All-in sustaining cash cost per AgEq ounce sold (2) (3)	$10.41	$13.15

Revenues	$13,669,133	42,027,034
Net earnings	$3,705,318	12,573,673
Net earnings per share	$0.03	$0.12

Tonnes mined	625,411	3,178,899
Waste / ore ratio	1.34	2.68

Tonnes crushed and loaded on pad	251,374	818,062
Average ore tonnes crushed per day	2,732	2,997

Average silver ore grade (gpt) loaded on pad	83.21	70.14
Average gold ore grade (gpt) loaded on pad	1.63	1.55

Silver ounces produced	202,736	550,239
Gold ounces produced	7,194	21,881
Silver equivalent ounces produced (2)	642,877	1,865,222

Silver ounces sold	204,947	543,433
Gold ounces sold	7,522	22,267
Silver equivalent ounces sold (2)	665,154	1,881,039

 (1) Cash flow from operations before changes in working capital items.

 (2) Silver equivalent (”AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates for financial reporting.

(3) These are Non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance (Refer to NON-IFRS Performance Measures section for calculation details).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

HIGHLIGHTS OF THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (continued)

Santa Elena continued its solid operating performance during the third quarter closely matching projections. Higher grades mined and crushed (1.63 gpt Au and 83.2 gpt Ag) in Q3, should be reflected in Q4 ounces produced. Current leach cycle lag time on the pad is 30 to 60 days due to increasing pad height. Silver grades continue to increase and gold grades remain consistent with depth. In Q3, the internal cutoff grade for open pit ore was maintained at 0.49 g/t AuEq (metal spot prices and applicable metallurgical recoveries) to reflect current metal prices. Total and average throughput of ore at the crusher decreased 19% to 2,732 tonnes-per-day compared to Q2 due to adverse weather (rainy season), longer hauls from the pit bottom and contractor equipment availability.

For the first nine months of 2013, silver production was 550,239 ounces and gold production was 21,881 ounces equaling 1.87 million ounces AgEq(2). It’s expected that full year production will meet original guidance of 2.44 million silver equivalent ounces (55:1 Ag:Au), comprised of 725,000 ounces of silver (revised twice from 625,000 ounces and 675,000 ounces) and 30,000 ounces of gold (revised from 33,000 ounces). Continued efforts to control costs have been effective, and will ensure 2013 market guidance cash cost at or below $8.50 per silver equivalent ounce. Cash flow from operations is positive at current metal prices. Total reductions to budgeted capital and exploration costs for 2013 of $5 million have offset the impact on cash flow due to the declines in metal prices during 2013. Cash and cash equivalents totalled $24.1 million and working capital was $30.9 million at September 30, 2013.

Other Third Quarter highlights

•
Santa Elena Expansion – The 3,000 tpd mill and Counter Current Decantation / Merrill Crowe (“CCD/MC processing”) plant is 75% (Sept 30th – 67%) physically complete. All major equipment except the ball mill is on site. Concrete work is at 95% complete, Crusher installation is 74% complete, Reclaim Tunnel is 75% complete, CCD circuit and thickeners are 93% complete, Filter presses are 53% complete, MC is 35% complete, Genset power house is 44% complete, major structure is 80% complete. Refer to www.silvercrestmines.com for detailed construction photos.

•
The Expansion is on budget (+/- 5%) with initial mill start up anticipated in February 2014 and subsequent commissioning thereafter. The ball mill was delayed approximately 3 weeks in shipment from the manufacturer, which has delayed mill start up by 1 month.  Anticipated ball mill delivery on site is now last week in November.

•
Underground works for the quarter primarily consisted of mobilization of a new u/g contractor, ramp reconditioning in preparation for continued decline work, and continual pumping of u/g water at an average estimated rate of 300-350 gpm.

•	All necessary permits have been received or applied for.

•	A 1,500 metre underground drill program has been completed to assist with detailed design of initial production stopes. Mining of these stopes is anticipated in late 2014.

•
On July 25, 2013, the Company released the Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update NI 43-101 Technical Report, dated April 30, 2013, that involves combined processing of ore from the remaining reserves in the open pit, new reserves from underground development, and reprocessing of spent ore from the existing heap leach pad in a new mill and processing plant. The Technical Report confirms SilverCrest’s expectations that the transition from the current open pit heap leach operation to a conventional mill and underground operation represents a very attractive project with robust economics even at current reduced metal prices (refer to Santa Elena Expansion Project section).

•
On September 5, 2013, the Company announced the results of the remaining 47 holes of the 181 core and RVC hole drilling program at Santa Elena. One hundred thirty four holes were utilized in the “Santa Elena Pre-Feasibility Study and Open Pit Reserve Update Technical Report”. The results show further expansion of the Santa Elena Deposit which is still open latterly and to depth. Several of the 47 reported holes identified additional high grade intercepts, expanded the recently discovered El Cholugo and El Cholugo Dos Zones, and also discovered a new zone called ”Tortuga”. Tortuga is northwest trending, and is exposed in the north wall of the pit, making this discovery easily accessible from the open pit and planned underground development of the Main Mineralized Trend. Further work is planned at Tortuga for resources estimation.  Please refer to the Company website at www.silvercrestmines.com for further information.

•
On July 6, 2013, the Company successfully negotiated with the surface rights owners amendments to the current valid and enforceable Land Occupation Agreement at Santa Elena. These amendments have been approved by the Company and surface rights owners and were ratified by the Agrarian Tribunal. The term of the agreement was extended for a further 20 years.

•
Corporate – With the completion of the Pre-Feasibility Study on the Santa Elena Expansion, the Company and Sandstorm Gold Ltd. (“Sandstorm”) are in discussions on the capital requirements for further participation in the underground mine.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

HIGHLIGHTS OF THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (continued)

•
Corporate - On July 11, 2013, SilverCrest entered into a three year $40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”). The credit limit available under the Facility will reduce by $10 million on each of July 11, 2014 and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement. The $40 million Facility is fully available and is to be used for general corporate purposes and to complete the Santa Elena Mine Expansion (“Expansion”), which will release operational cash flow for other corporate purposes. The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets. Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The Facility is subject to standby fees. The availability of the Facility is subject to customary conditions precedent and qualitative and quantitative covenants. At September 30, 2013, the Facility was fully available, and SilverCrest had no outstanding borrowings and is in compliance with its Facility covenants.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX VENTURE: SVL) (NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 kilometres (“km”) northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Mine is currently a high-grade open pit, epithermal gold and silver producer, with an estimated life-of-mine cash cost for the open pit heap leach phase of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the current 2,500 tpd facility should recover approximately 725,000 ounces of silver and 30,000 ounces of gold in 2013.

On July 25, 2013, the Company released the Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update NI 43-101 Technical Report, dated April 30, 2013, that involves processing of ore from the remaining reserves in the open pit, new reserves from underground development, and reprocessing of spent ore from the existing heap leach pad in a new mill and processing plant. The Technical Report shows increases in ounces sold from Santa Elena to an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over an 8-year mine life commencing in 2014. The estimated life of mine cash cost is $11 per ounce of silver equivalent (refer to Santa Elena Expansion Project section).

The La Joya Property (“La Joya”) is a silver copper gold project, located approximately 75 kilometres southeast of the city of Durango, Mexico, and is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 12 contiguous mineral concessions (9 of which are known as the La Joya West concessions, and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,642 hectares, at a total cost of $4.18 million ($3.0 million incurred) and subject to a 2% NSR on revenues from production of minerals. The remaining 3 contiguous mineral concessions encompass a total of approximately 9,014 hectares, and were staked directly by the Company. On October 21, 2013, the Company announced the positive results of the Preliminary Economic Assessment (“PEA”) it has completed on the first stage of the La Joya development (refer to Exploration Properties section).

The Company’s other active mineral property is the Cruz de Mayo Project (Mexico). In addition, the Company retains the rights to the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of silver and gold with a strong financial position, operational revenues and comprehensive earnings, and is now classified as a “producing issuer” under NI 43-101, having gross revenue of at least $30 million in its last fiscal year and at least $90 million in aggregate revenues in its last three fiscal years.

OUTLOOK

SilverCrest’s immediate focus is to continue its efficient operation of its flagship Santa Elena low cost open pit silver and gold mine and complete the construction of the new 3,000 tpd mill facility on schedule and on budget. The Company will also continue to advance the large silver, copper, gold deposit at the La Joya Property, with possible infill drilling of the resources area in 2014.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. Management may change capital spending plans for the balance of this year and next, depending on commodity markets, corporate financial position, results of studies and other factors.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

OUTLOOK (continued)

Santa Elena Open Pit Production Targets

•
Meet estimated 2013 production guidance of 725,000 (revised twice from 625,000 ounces and 675,000 ounces) ounces of silver and 30,000 (decreased from 33,000) ounces of gold, for an aggregate of 2.44 million ounces of silver equivalent, Ag:Au 55:1 (9 months; 550,239 silver ounces, 21,881 gold ounces and 1.87 million ounces of silver equivalent, Ag:Au 60.1:1).

•	Achieve estimated 2013 direct operating costs of $20.7 million (9 months; $15.3 million incurred).

•	Maintain estimated cash operating cost of $8.50 per ounce silver equivalent sold (Ag:Au 55:1). (9 months; $7.82 per ounce silver equivalent, Ag:Au 60.1:1).

•	Limit estimated operational sustaining capital expenditure to $1.0 million. (9 months; $0.7 million incurred).

Santa Elena Expansion Project Targets

•
Complete construction of new conventional 3,000 tpd CCD processing facility on schedule and on budget - Budget for 2013 is $53.2 million. (Construction is proceeding according to schedule with the exception of delivery of the ball mill from the manufacturer. The mill is expected to arrive on site the last week of November which may delay the initial start up until February.  9 months; $40.5 million committed and $30.5 million incurred).

•
Complete underground decline development of main ramp to 1,500 metres to enable physical access to ore underground for direct mill feed in H2, 2014 - Budget for 2013 is $7.8 million. (9 months; $3.9 million incurred).

La Joya Project Targets

•	File the PEA NI43-101 Technical Report evaluating the high grade portion of the deposit as a potential “Starter” Pit. (Summary results announced in Q3, Report to be filed during Q4 2013).

•
Complete Phase III revised drilling program of approximately 40 holes: core (30) and reverse circulation (10) drill holes for in-fill and expansion of current resources. Budget for 2013 is $6 million. (Phase III drill program has been postponed until 2014 – La Joya Exploration budget reduced to $1.5 million, 9 months; $1.3 million incurred).

•
Complete final staged payments of $4.8 million under the La Joya agreements to acquire 100% of the 12 mineral concessions under option. The final payments can be made by a combination of cash and shares. (9 months; La Joya West 9 concessions purchased for $2.5 million – ratio 50% cash/50% shares).

•	Continue to Explore the Coloradito, La Esperanza and Santo Nino targets, which are adjacent to the Main Mineralized Trend (“MMT”). (Additional detailed mapping and sampling for H2 2013).

•	Explore newly defined geophysical targets, La Paloma and El Pino, within the current land position. (In Q3, 4 RVC drill holes were completed at La Paloma, with no significant positive results).

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

•	Adequate financing and investor support.

Production rates, operating costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined, the amount of metals produced, realized prices for silver and gold ounces sold, currency exchange rates, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of exploration projects, current operations and the financial position of the Company.

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project and the new $40 million corporate credit facility with the Bank of Nova Scotia, SilverCrest expects to meet its Santa Elena Expansion financial commitments and pursue other corporate opportunities for growth going forward.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

RESULTS OF OPERATIONS

	Three months ended		Nine months ended
For the periods ended September 30,	2013	2012	2013	2012
Revenues
Silver revenue	$4,478,813	$4,811,342	$13,057,636	$13,099,380
Gold revenue - cash basis	8,625,714	10,658,039	27,298,128	32,747,605
	13,104,527	15,469,381	40,355,764	45,846,985
Gold revenue - non cash
- adjustment to market spot price (1)	-	630,666	-	4,448,553
- amortization of deferred revenue	564,606	594,705	1,671,270	1,980,815
Revenues reported	13,669,133	16,694,752	42,027,034	52,276,353
Cost of sales	5,293,749	4,239,773	14,710,162	13,151,191
Depletion, depreciation and accretion	1,490,561	1,466,356	4,634,553	4,446,494
Mine operating earnings	6,884,823	10,988,623	22,682,319	34,678,668

Income (expenses)
General and administrative expenses	(1,125,084)	(1,070,468)	(4,065,903)	(3,462,543)
Share-based compensation	(311,407)	(104,734)	(1,625,944)	(652,099)
Foreign exchange gain (loss)	36,707	(292,762)	1,286,401	(339,686)
Interest income	97,503	30,978	226,024	173,895
Loss on derivative instruments (1)	-	(5,126,321)	-	(5,408,517)
	(1,302,281)	(6,563,307)	(4,179,422)	(9,688,950)
Earnings before finance charges	5,582,542	4,425,316	18,502,897	24,989,718

Finance expense	(61,224)	-	(61,224)	-

Earnings before taxes	5,521,318	4,425,316	18,441,673	24,989,718

Taxes
Current income tax expense	(1,153,000)	(2,973,000)	(3,870,000)	(7,650,000)
Deferred tax expense	(663,000)	(189,000)	(1,998,000)	(480,000)
Net earnings	3,705,318	1,263,316	12,573,673	16,859,718

Other comprehensive earnings (loss)
Exchange gain (loss) on translation to US Dollars	459,247	949,838	(1,545,142)	862,423

Comprehensive earnings for the period	$4,164,565	$2,213,154	11,028,531	$17,722,141

Weighted average number of common shares outstanding	108,775,813	89,737,466	108,062,918	89,111,270
Earnings per common share - basic	$0.03	$0.01	0.12	$0.19
Earnings per common share - diluted	$0.03	$0.01	0.11	$0.18

(1)	The Macquarie Bank Limited (“MBL”) Hedge Facility was fully repaid in fiscal 2012, resulting in elimination of this non cash adjustment.

Comparison of the three months ended September 30, 2013, to September 30, 2012

Net earnings were $3,705,318 ($0.03 per share basic) for the third quarter compared with $1,263,316 ($0.01 per share basic) in 2012. The increase in net earnings during the quarter was primarily driven by the elimination of the marked-to-market derivative impact from Hedge Facility deliveries and lower income taxes in the period, offset by a decrease in revenue resulting from significantly lower realized prices and lower gold sales.

Silver and gold revenue totalled $13,669,133 (2012 - $16,694,752) in the third quarter, which includes $13,104,527 (2012 - $15,469,381) received on a cash basis.

Silver sales were another quarterly record of 204,947 ounces (2012 – 152,088), 35% higher than the same period in 2012. The foregoing, combined with a 31% lower average realized price at $22 (2012 - $31) per ounce, resulted in 7% less silver revenue.

Total gold sales were 7,522 ounces (2012 – 7,923) or 5% below 2012. The Company sold 6,017 (2012 – 5,423) ounces of gold at an average realized price of $1,346 (2012 – $1,707) per ounce, a 21% decline in realized price resulting in 13% less gold revenue.  The Company delivered 1,504 gold ounces (2012 – 1,585) under the Sandstorm Gold Ltd. (“Sandstorm”) Purchase Agreement at $350 per ounce and, as the MBL Hedge Facility was settled in 2012, there were no gold ounce (2012 – 916) deliveries at $926.50 per ounce.

Cost of sales amounted to $5,293,749 (2012 – $4,239,773). Cash cost per silver equivalent ounce sold amounted to $7.96, Ag:Au 61.2:1 (2012 – $7.60, Ag:Au 51.3:1). The increase in 2013 cash cost per silver equivalent ounce sold is driven generally by higher operating costs with increases in mining contractor costs, higher crusher operating costs due to decreased throughput attributed to the effects of the rainy season , and annual salary and benefit increases for mine site personnel.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

 RESULTS OF OPERATIONS (continued)

General and administrative expenses increased by 5% to $1,125,084 (2012 - $1,070,468) primarily due to an increase in remuneration, professional fees and Mexico corporate expenses. Remuneration increased by 23% to $465,050 (2012 - $379,081) with the addition of new corporate personnel in Q1, 2013, and increased compensation for management and other employees effective January, 2013. Professional fees increased by 51% to $158,231 (2012 - $104,803) due to additional legal fees relating to various corporate matters. Mexico corporate expenses increased by 75% to $177,318 (2012 - $101,056), with additional tax and legal expenses.

Share-based compensation increased to $311,407 (2012 - $104,734) with the vesting of a greater number of stock options. There were no stock options granted during the third quarter.

Current income tax expense amounted to $1,153,000 (2012 – $2,973,000) in the third quarter, which relates to the additional estimate of 2013 tax payable from Santa Elena operations. Deferred tax expense amounted to $663,000 (2012 - $189,000), primarily due to recognizing an income tax deduction on 2013 Santa Elena exploration drilling and related costs, which were capitalized for book purposes.

Exchange gain on translation to US Dollars amounted to $459,247 (2012 – $949,838) due to the strengthening in the third quarter of the Canadian dollar against the US dollar. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$1.0512 at June 30, 2013 and US$1.00 = CAD$1.0285 at September 30, 2013.

Comparison of the nine months ended September 30, 2013, to September 30, 2012

Net earnings were $12,573,673 ($0.12 per share basic) for the nine month period ended September 30, 2013, compared with $16,859,718 ($0.19 per share basic) for the same period in 2012. The decrease in net earnings was primarily driven by a decrease in revenue resulting from lower realized prices and lower gold sales, partially offset by lower income taxes and the absence of marked-to-market derivative impact from Hedge Facility deliveries.

Silver and gold revenue totalled $42,027,034 (2012 – $52,276,353) for the nine month period, which includes $40,355,764 (2012 - $45,846,985) received on a cash basis.

SilverCrest sold 543,433 ounces of silver (2012 – 416,599), 30% higher than during the same period in 2012. The foregoing, combined with a 24% lower average realized price at $24 (2012 - $31) per ounce, resulted in almost the same silver revenues.

SilverCrest sold 22,267 ounces of gold (2012 – 26,391), 16% lower than during the same period in 2012. From this total, the Company sold 17,814 (2012 – 14,628) ounces of gold at an average realized price of $1,445 (2012 - $1,702) per ounce, a 15% decline in realized price resulting in 3% more gold revenue than in 2012. The Company delivered 4,453 gold ounces (2012 – 5,278) to Sandstorm at $350 per ounce, and, as the MBL Hedge Facility was settled in 2012, there were no gold ounce (2012 – 6,485) deliveries at $926.50 per ounce.

Cost of sales amounted to $14,710,162 (2012 - $13,151,191). Cash cost per silver equivalent ounce sold amounted to $7.82, Ag:Au 60.1:1 (2012 - $7.16, (Ag:Au 53.8:1). Corporate market guidance estimate for 2013 continues at $8.50 per silver equivalent ounce, (Ag:Au 55:1). (Refer to NON-IFRS Performance Measures section). General and administrative expenses increased by 17% to $4,065,903 (2012 - $3,462,543). The primary drivers for both of these increases are essentially the same as those explained above in the three month comparison.

Share-based compensation increased to $1,625,944 (2012 - $652,099) with the vesting of a greater number of stock options. SilverCrest, for the nine month period, has granted 350,000 (2012 – Nil) incentive stock options with a weighted average fair value per stock option granted of CAD$1.44 (2012 – CAD$ Nil).

Current income tax expense amounted to $3,870,000 (2012 – $7,650,000), which relates to the estimate of tax payable at September 30, 2013, from Santa Elena operations. SilverCrest has prepaid $2,432,000 by offset of Mexican value added tax receivable. Deferred tax expense amounted to $1,998,000 (2012 - $480,000), primarily due to recognizing an income tax deduction on 2013 Santa Elena exploration drilling and related costs, which were capitalized for book purposes.

Exchange loss on translation to US Dollars amounted to $1,545,142 (2012 – ($862,423)), due to the overall weakening of the Canadian dollar against the US dollar. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$0.9949 at December 31, 2012, and US$1.00 = CAD$1.0285 at September 30, 2013.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Revenues	13,669,133	13,028,258	15,329,643	18,243,732	16,694,752	15,982,031	19,599,570	18,258,349
Mine operating earnings	6,884,823	6,276,338	9,521,158	11,602,694	10,988,623	10,065,447	13,624,598	12,965,279
Net earningsfor the period (1)	3,705,318	2,866,080	6,002,275	13,616,026	1,263,317	9,525,881	6,070,520	9,863,459
Comprehensive earnings for the period (1)	4,164,565	1,739,890	5,124,076	13,315,128	2,213,155	9,165,644	6,343,340	10,383,655
EPS
Basic	0.03	0.03	0.06	0.14	0.01	0.11	0.07	0.11
Diluted	0.03	0.03	0.05	0.13	0.01	0.11	0.07	0.11
Cash divdends declared per share (2)	-	-	-	-	-	-	-	-
Total assets (3)	139,899,279	134,155,949	130,504,099	122,071,089	101,245,107	92,667,187	90,466,528	76,678,537
Total derivative instruments (4)	-	-	-	-	24,824,172	20,328,516	25,418,733	23,864,207
Tax liabilities (5)	3,623,000	2,960,000	1,517,000	1,625,000	5,039,388	2,361,000	5,074,000	1,349,000
Other liabilities	15,543,639	15,188,742	16,556,388	16,541,928	16,330,484	17,315,150	16,693,145	17,260,252

(1)
Net and comprehensive earnings have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense, and foreign exchange gain (loss) on translation to US dollars.

(2)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the short term.

(3)	Total assets have increased significantly over the last number of quarters, from capital investment in the Santa Elena Expansion and the La Joya Projects.

(4)
The derivative instruments (hedging contracts), which were a requirement of a Project Loan with Macquarie Bank Limited (“MBL”), were required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses included in the statement of operations. The Company calculated the fair value using the forward gold price which continues to fluctuate. In November 2012, SilverCrest settled the remaining 29,000 gold ounces of the Hedge Facility for $23,254,800 in cash.

(5)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense relating to differences between the financial statement carrying amounts and the respective Mexican tax bases.

SANTA ELENA OPEN PIT MINE

Operating Statistics	9 months 2013	Q3 2013	Q2 2013	Q1 2013
Tonnes ore	864,547	267,565	339,256	257,726
Tonnes waste	2,314,352	357,846	856,144	1,100,362
Tonnes mined	3,178,899	625,411	1,195,400	1,358,088
Waste / ore ratio (1)	2.68	1.34	2.52	4.27

Tonnes crushed and loaded on pad	818,062	251,374	307,091	259,597
Average ore tonnes crushed per day	2,997	2,732	3,375	2,884
Average silver ore grade (gpt) loaded on pad	70.14	83.21	65.99	62.38
Average gold ore grade (gpt) loaded on pad	1.55	1.63	1.48	1.55

Contained silver ounces delivered to the pad	1,844,681	672,495	651,572	520,614
Contained gold ounces delivered to the pad	40,731	13,181	14,612	12,938

Silver ounces produced	550,239	202,736	194,022	153,481
Silver ounces sold	543,433	204,947	181,398	157,088

Gold ounces produced	21,881	7,194	7,463	7,224
Gold ounces sold	22,267	7,522	7,375	7,370
Ounces delivered to spot market	17,814	6,018	5,900	5,896
Ounces delivered to Sandstorm	4,453	1,504	1,475	1,474

Silver equivalent ounces produced (2)	1,865,222	642,904	665,703	556,615
Silver equivalent ounces sold (2)	1,881,039	665,154	647,504	568,381
Ag: Au ratio (2)	60.1:1	61.2:1	63.2:1	55.8:1

Average strip ratio for 2013 is tracking to mine plan at 2.7:1.

(2)
Silver equivalent ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA OPEN PIT MINE (continued)

Santa Elena continued its solid operating performance during the third quarter closely matching projections. Higher grades mined and crushed (1.63 gpt Au and 83.2 gpt Ag) in Q3, should be reflected in Q4 ounces produced. Current leach cycle lag time on the pad is 30 to 60 days due to increasing pad height. Silver grades continue to increase and gold grades remain consistent with depth. In Q3, the internal cutoff grade for open pit ore was maintained at 0.49 g/t AuEq (metal spot prices and applicable metallurgical recoveries) to reflect current metal prices. Total and average throughput of ore at the crusher decreased 19% to 2,732 tonnes-per-day compared to Q2 due to adverse weather (rainy season), longer hauls from the pit bottom and contractor equipment availability.

For the first nine months of 2013, silver production was 550,239 ounces and gold production was 21,881 ounces equaling 1.87 million ounces AgEq(2). It’s expected that full year production will meet original guidance of 2.44 million silver equivalent ounces (55:1 Ag:Au), comprised of 725,000 ounces of silver (revised twice from 625,000 ounces and 675,000 ounces) and 30,000 ounces of gold (revised from 33,000 ounces).

SANTA ELENA EXPANSION PROJECT

On May 29, 2013, SilverCrest announced updated Reserve and Resource estimations for the Santa Elena Mine, with details summarized in the table below. The Company was extremely pleased with the significant increase in Reserves, which has clearly defined processing feed for the new 3,000 tpd mill and processing facility. SilverCrest has yet to define the limits of the Main Mineralized Zone, and has only begun to explore the newly discovered high grade El Cholugo and El Cholugo Dos zones.

SANTA ELENA UPDATED RESERVES AND RESOURCES (April 30, 2013)

Classification1	Tonnes	Au gpt	Ag gpt	Au oz	Ag oz
SANTA ELENA UNDERGROUND DILUTED AND RECOVERABLE RESERVES2
PROBABLE	3,920,510	1.57	108.1	198,170	13,624,640
SANTA ELENA OPEN PIT RESERVES3
PROBABLE	1,426,710	1.52	66.8	69,830	3,062,200
SANTA ELENA LEACH PAD RESERVES4
PROBABLE	2,844,530	0.65	33.3	59,420	3,048,200
TOTAL RESERVES	8,191,760	1.24	74.9	327,430	19,735,050
SANTA ELENA UNDERGROUND RESOURCES5
INDICATED	2,142,820	1.69	114.9	116,000	7,919,000
INFERRED	1,489,750	1.50	155.6	72,000	7,453,000

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on 3 year historic metal price trends of $28/oz silver, $1450/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag, with a metal ratio of Ag:Au at 70:1 used for grade cutoff determination . All Mineral Resources and Reserves conform to NI 43-101, 43-101CP, and CIM definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.

1 Open Pit and Leach Pad Probable Reserves were classified by SilverCrest.  Underground Reserves and Resources were classified by EBA, a Tetra Tech Company.
2 Underground Probable Reserve is based on a cutoff grade of 1.47 gpt AuEq with an average 10% dilution and 90% mine recovery.  Average true thickness of the designed stopes is 13.4 metres.
3 Open Pit Reserve is based on a cutoff grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.
4 Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cutoff grade of 0.5 gpt AuEq. No capping was applied.
5 Underground Resources are exclusive of Probable Reserves and based on 1 gpt AuEq grade shell, a cutoff grade of 1.4 gpt AuEq, and applied capping of 12 gpt Au and 600 gpt Ag.

SANTA ELENA PRE-FEASIBILITY STUDY

On July 25, 2013, the Company filed the Santa Elena Expansion Pre-Feasibility Study (“PFS”) and Open Pit Reserve Update NI 43-101 Technical Report, dated April 30, 2013, that included the updated Reserves and Resources noted above, and involves combined processing of ore from the remaining reserves in the open pit, new reserves from underground development, and reprocessing of spent ore from the existing heap leach pad in a new mill and processing plant.

Starting in 2014, upon commissioning of the new mill, the mine life is scheduled for an additional 8 years, at a nominal milling rate of 3,000 tpd. The mine schedule is based on mining long hole stopes (69% by reserve volume) early in the mine life at attractive lower costs, with higher cost cut and fill stopes (31% by reserve volume) being mined towards the end of the mine schedule. The average width of proposed stopes is 13.4 metres, which is advantageous for lower cost bulk mining methods. SilverCrest envisions a blending strategy for sources of ore at variable rates for mill feed to achieve optimum throughput. A summary of the mine and production schedule is presented below with the proposed initial blending strategy. The report projects increases in sold ounces at Santa Elena to an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the additional 8-year mine life. The chedule is optimized for mining method, not grade, which provides an opportunity to potentially increase ounce production earlier in the mine schedule.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA EXPANSION PROJECT (continued)

Aspect of operations	2013		2014	2015	2016	2017	2018	2019	2020	2021	Total Life of Mine
Total Tonnes Underground	-		127,707	392,412	535,520	646,088	708,359	684,604	580,407	245,225	3,920,322
Total Tonnes Leach Pad	-		335,426	615,588	472,480	361,912	299,641	323,396	427,593	8,495	2,844,531
Total Tonnes Open Pit	882,040	1	544,867	-	-	-	-	-	-	-	1,426,907
Total Tonnes Processed	882,040		1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	253,720	8,191,760
Total Gold Ounces Sold	-		36,173	39,606	29,361	27,557	27,924	53,357	37,535	11,226	262,739
Total Silver Ounces Sold	-		1,345,248	1,594,643	1,409,639	1,742,741	1,556,867	1,951,279	1,816,118	702,392	12,118,927

1 Included for Reserve declaration purposes only but not included in economic analyses for the Expansion

This plan excludes an estimated 750,000 tonnes of heap leach ore from the open pit which will be placed on the pad in 2013 and accounted for in early 2014 as additional leach pad ore for reprocessing during the mine life.

EXPANSION ECONOMIC ANALYSIS

Pre-Feasibility level economic analyses were completed for both pre-tax and post-tax. For the economic analysis, the long-term consensus metal prices (as of April 30, 2013), and other assumptions, used in the base case were as follows:

1. Price of gold – $1,450/ troy oz.

2. Price of silver - $28 / troy oz.

3. Closure costs of $5 million

4. The economic analyses considers SilverCrest delivering 31,000 ounces of gold (2014 and beyond) to Sandstorm at a price of $350/oz under the Sandstorm Purchase Agreement executed on May 14, 2009. It does not include the impact of the option held by Sandstorm to participate in the future underground mine production, which would require payment by Sandstorm of 20% of the total capital costs multiplied by the projected gold revenue as a fraction of the projected total revenue of gold plus silver, with a subsequent increase of gold price for 20% of produced gold ounces to $450/oz Au. Sandstorm may elect to participate in the expansion once SilverCrest provides a preliminary technical report that includes, amongst other items, the required capital costs associated with the transition from open pit heap leaching to a conventional mill facility and underground mine.

The pre-tax financial model was established on a 100% equity basis. The financial results of the base case are stated as follows;

Aspects of Santa Elena Expansion Financial Analysis (Base Case)
Production
Gold Ounces Sold - post refiner credit	262,739
Silver Ounces Sold - post refiner credit	12,118,927
Revenue $(000)
Gross Sales	$684,931
Operating Expenses
Total Operating Costs1	$282,223
Freight & Refining	$5,579
Capital Expenses
Total Capital Costs2	$87,813
Pre-Tax Cash Flow
Total Cash Flow3	$302,481
Pre-Tax Financial Results
Pre-Tax NPV, DCF @ 5%4	$243,670
Pre-tax IRR5	88%

1 Operating cost per AgEq oz. sold varies between $9.60 and $12.60 over the life of mine.
2 Excludes sunk costs, up to April 30, 2013, closure costs and working capital.
3 Includes deductions of $5 million for closure costs and $1.8 million for working capital.
4 Includes the 2013 estimated $20 million net cash flow from operations after effective date of April 30, 2013, based on a gold price of $1,250 and a silver price of $19.50.
5 The IRR presented here does not reflect total project economics but reflect incremental project economics as they do not include sunk costs for the Santa Elena expansion prior to April 30 2013.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA EXPANSION PROJECT (continued)

EXPANSION PRE-FEASIBILTY RECOMMENDATIONS

Further optimization of the mine schedule is warranted to investigate grade optimization versus stoping costs (long hole or cut and fill), potential to expand and accelerate increased underground production with a second ramp from the bottom of the pit and expand milling capacity. These optimizations will be addressed in detail after successfully announcing commercial production for the new mill facility in 2014. Mineralization at Santa Elena is open in most directions with excellent potential to further increase resources and reserves for increased production and mine life. Further infill and expansion drilling is recommended.

EXPANSION PROJECT UPDATE

GR Engineering Services (GRES) of Brisbane, Australia has now completed all detailed design engineering with respect to the proposed 3,000 tpd CCD processing plant, with scheduled initial mill start up in February 2014 and subsequent commissioning thereafter. The leach pad will continue to produce silver and gold until the mill is fully operational.

As at the date hereof, the 3,000 tpd mill and CCD/MC processing plant was 75% physically complete (Sept 30 – 67%). All major equipment except the ball mill is on site. The anticipated ball mill delivery is the last week of November. Concrete work is 95% complete, Crusher installation is 74% complete, Reclaim Tunnel is 75% complete, CCD circuit and Thickeners are 93% complete, Filter presses are 53% complete, MC is 35% complete, Genset power house is 44% complete, Major Structure is 80% complete. Refer to www.silvercrestmines.com for detailed construction photos.

Refer to commitments section for details of construction contracts are in place. All necessary permits have been received or applied for.

The underground decline ramp is approximately 1,500 metres in length. The 4.5 x 4.0 metre decline ramp will provide access to underground reserves, with an anticipated initial production rate of 1,000 tonnes per day starting in the second half of 2014 and ramping up to 1,500 tonnes per day by year end. Approximately 175 metres of ore development have been completed in preparation for initial stope mining in 2014.

In July, Obras Mineras y Tiros del Centro, S.A. de C.V. (“OMT”) of Aguascalientes, Mexico, was chosen as the new underground mine contractor for Santa Elena Mine under a proposed 3 year agreement. Underground works for Q3 primarily consisted of mobilization of OMT, ramp reconditioning in preparation for continued decline work, and continual pumping of u/g water at an average estimated rate of 300-350 gpm. Underground development is on time for initial production in H2 2014.

A 1,500 metre underground drill program has recently been completed to assist with detailed design of initial production stopes. Mining of these stopes is anticipated in late 2014.

When the new processing plant is fully operational, metal recovery from the leach pad will be discontinued. Based on the current mine schedule, approximately 4 million tonnes (September 30, 2013 – 3.3 million), grading between 0.65 gpt to 0.70 gpt Au and 33 gpt to 36 gpt Ag, of heap leached material will be available for reprocessing through the new CCD processing plant. The spent ore together with underground ore will be processed at an optimized variable blend during H2, 2014. SilverCrest is looking forward to 2014 with the commissioning of the new processing facility in Q1 2014 and the expansion of annual metals production to an estimated 3.5 million ounces of silver equivalent (55:1 Ag:Au).

On September 5, 2013, the Company announced the results of the remaining 47 holes of the 181 core and RVC hole drilling program at Santa Elena. One hundred thirty four holes were utilized in the “Santa Elena Pre-Feasibility Study and Open Pit Reserve Update Technical Report”. The results show further expansion of the Santa Elena Deposit which is still open latterly and to depth. Several of the 47 reported holes identified additional high grade intercepts, expanded the recently discovered El Cholugo and El Cholugo Dos Zones, and also discovered a new zone called ”Tortuga”. Tortuga is northwest trending, and is exposed in the north wall of the pit making this discovery easily accessible from the open pit and planned underground development of the Main Mineralized Trend. Further work is planned at Tortuga for resources estimation.  Please refer to the Company website at www.silvercrestmines.com for further information.

The Santa Elena deposit remains open in most directions, with excellent opportunities for increased Resources and conversion to Reserves. Further exploration drilling is anticipated from underground, once further access is established.  Conversion of Resources to Reserves in the El Cholugo, Cholugo Dos and Tortuga zones is anticipated once further underground access is established by 2015.

For further information on Santa Elena Expansion, please refer to News Releases dated May 29, 2013, July 17, 2013, July 25, 2013, and September 5, 2013, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Refer to “Outlook” section for further discussion on Santa Elena Expansion Project.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The La Joya Property (“La Joya”) is a silver copper gold project, located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine, and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 12 contiguous mineral concessions (9 of which are known as the La Joya West concessions, and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,642 hectares, at a total cost of $4.18 million ($3.0 million incurred) and subject to a 2% NSR on revenues from production of minerals. The remaining 3 contiguous mineral concessions encompass a total of approximately 9,014 hectares, and were staked directly by the Company.

Current Updated Resource Estimate (NI 43-101 Technical Report, dated March 27, 2013)

There are two styles of mineralization, with the first  comprised of silver, gold and copper (1- Ag Cu Rich Zone), with lesser amounts of tungsten trioxide (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn); while the second style of mineralization consists predominantly of tungsten and molybdenum (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEq Cutoff GradewGPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEq Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling, and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt AgEq using the metal price ratios described above.

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000

**** WO3 is based on a standard calculation of tungsten (W) times 1.26. 100% metallurgical recovery is incorporated until further information is available.

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry), which may add secondary value as a result of increased metal content.

On October 21, 2013, SilverCrest announced positive summary results of a completed Preliminary Economic Assessment (“PEA”) for La Joya.  A Technical Report compliant with NI43-101 is currently being completed by EBA Engineering Consultants, a Tetra Tech Company (EBA) with an effective date of September 23, 2013 to be filed in December 2013.

The PEA focuses on the first stage of La Joya development (“Starter Pit”) as a low strip ratio open pit with an initial 9 year life of mine plan (“LOMP”) using the 60g/t AgEq cut off Inferred Resource for Manto and Structure Zones representing mineralized zones near surface. The PEA conceptual open pit and economic analysis excludes the Contact Zone, Santo Nino and Cerro Coloradito resources which are included in the table above. The Contact Zone resources, not incorporated in the PEA, contain consistent Tungsten mineralization, which is currently the subject of additional studies aimed at definition of preliminary economic parameters to be integrated in future assessments of  the La Joya Project.

The foregoing approach, with lower initial capital costs (a more attractive alternative in the current market), provides attractive economic returns using conservative metal price estimates. The conceptual open pit operation would be in conjunction with a 5,000 tonnes per day (tpd) conventional mill and flotation/leaching plant to produce a high grade silver-copper concentrate with gold credits. The Starter Pit will have a conceptual average annual production of 3.9 million silver equivalent (AgEq)* ounces per year and approximately 5 million ounces AgEq* per year for each of the first 4 years of operation. An expansion of the Starter Pit to include additional resources within a larger pit would then be contemplated.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

EXPLORATION PROPERTIES (continued)

Highlights of the Base Case economic estimates for the Starter Pit are as follows;

•	Base Case metal prices of $22/oz Ag, $3/lb Cu and $1200/oz Au (5 year historical average).
•	Pre-tax NPV5% of $133 million and an Internal Rate of Return (“IRR”) of 30.5%,
•	After-tax NPV5% of $93 million and an IRR of 22%,
•	Payback period of approximately 2 years on initial capital,
•	Pre-production capital costs of $141 million including contingencies of $17 million,
•	Sustaining capital is estimated at $8 million,
•	Cash operating costs for the first three years average $10 per ounce AgEQ* and $13 per ounce AgEQ* for the 9 year Starter Pit,
•	Pre-tax undiscounted operating cash flow before capital expenditures totalling $342.5 million at an average of $38 million per year, with the first four years averaging $60 million per year,
•	A 9 year LOMP with 15.5 million tonnes grading 50g/t Ag, 0.33%Cu and 0.19 g/t Au,
•	Life of mine production of an estimated 34.8 million payable AgEQ*ounces, consisting of 19 million ounces of s ilver,53 thousand ounces of gold, and 93 million pounds of copper in concentrate,
•	Production of an attractive high grade silver-copper concentrate (averaging 35% Cu and 4kg/t Ag) with a gold by-product.

* Silver equivalency for the PEA includes silver, gold and copper, and excludes lead, zinc, molybdenum and tungsten values. The Price Ratio for  Ag:oz Au is (54.4:1), lb Cu:oz Ag is (7.3:1), both based on 5 year historic metal price trends of $22/oz silver, $1200/oz gold, $3/lbs. copper.

PEA opportunities

The positive results of this PEA will enable SilverCrest to plan the next steps, establish achievable milestones and identify additional studies and analyses to optimize the project economics. The Company has engaged extensively with local communities at this early stage of the La Joya project development, emphasizing the importance of building collaborative, long term and sustainable relationships with all stakeholders.

Several opportunities are identified that could significantly enhance the economic return outlined in the PEA, including the following:

•	The current Inferred Resources at La Joya provide opportunity for significant project expansion,
•
Mineralization at La Joya is open in most directions with excellent potential to further increase resources. Further infill and expansion drilling is recommended to reclassify resources at a Pre-Feasibility Study level,

•	Additional and detailed metallurgical test work will be completed, aiming to optimize the metallurgical flow sheet and potentially improve metal recoveries,
•	Review and optimization of the mining schedule could potentially provide opportunities for reduction in waste and haulage costs, which could decrease capital and operating mining costs,
•
This PEA does not address the potential for recovery of several other identified potential products including tungsten, molybdenum, lead, zinc, and tin which may have significant value. Further work is recommended, and

•	Several other targets have been identified on the plus 10,000 hectare concession that remain to be explored for potential new discoveries

For further information, please refer to News Release dated January 13, 2013, March 28, 2013 and October 21, 2013 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Refer to “Outlook” section for further discussion on La Joya.

CRUZ DE MAYO PROJECT – MEXICO
The Cruz de Mayo Project consists of two mineral concessions (known as the Cruz de Mayo 2 concession and the El Gueriguito concession), comprising a total of 452 hectares located approximately 35 kilometres in a direct line from the Santa Elena Mine and approximately 150 kilometres by paved road.  Pursuant to the Santa Elena Expansion Project, the Cruz de Mayo silver mineralization is intended to be shipped to the Santa Elena proposed processing facility near the end of the Santa Elena mine schedule depending on prevailing metal prices.

SILVER ANGEL PROJECT – MEXICO
The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – EL SALVADOR
The El Zapote Project in El Salvador, which contains an Inferred Resource of approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to nil. Under current market conditions and country risk considerations, the Company is reviewing divesting options for this project.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

CASHFLOWS

For the periods ended September 30,	2013	2012	2013	2012

Net earnings	$3,705,318	$1,263,316	$12,573,673	$16,859,718
Items not affecting cash	3,414,773	8,961,038	8,875,976	12,374,974
Cash flows from operations before changes in working capital items and income taxes	7,120,091	10,224,354	21,449,649	29,234,692
Working capital items	2,728,349	(2,640,833)	(3,367,718)	(4,901,738)
Income taxes paid	(728,000)	(483,612)	(2,432,000)	(4,439,612)
Operating Activities	9,120,440	7,099,909	15,649,931	19,893,342

Financing Activities	(194,813)	70,654	2,479,730	2,471,745

Investing Activities	(14,455,064)	(4,811,622)	(22,034,249)	3,538,465

Impact of exchange rate changes	31,692	582,643	(144,219)	793,339

Net Increase in cash and cash equivalents	(5,497,745)	2,941,584	(4,048,807)	26,696,891
Cash beginning of period	29,595,987	34,945,581	28,147,049	11,190,274
Cash end of period	$24,098,242	$37,887,165	$24,098,242	$37,887,165

Operating Activities

The cash flow generated from operating activities was $9,120,440 for the third quarter and $15,649,931 for the nine month period in 2013, compared to $7,099,909 and $19,893,342 respectively for 2012. The decrease for the nine months was primarily due to lower realized metal prices and lower gold sales (discussed in the Results of Operations section).

Financing Activities

SilverCrest received $249,461 (2012 - $70,654) during the third quarter and $2,120,359 (2012 - $141,098) during the nine months from the exercise of 250,000 (2012 – 50,000) and 1,825,000 (2012 – 100,000) incentive share purchase options, respectively.

For the three and nine month period, the Company incurred $444,274 (2012 - $Nil) in finance expense related to the corporate credit facility.

During the nine month period, the Company received $805,468 (2012 – $2,330,647) from the exercise of 510,300 (2012 – 2,552,200) share purchase warrants.

Investing Activities

SilverCrest spent $13,847,434 (2012 - $2,899,304) during the third quarter and $40,322,359 (2012 - $6,730,915) during the nine months, primarily on expansion costs at the Santa Elena Mine.

SilverCrest spent $711,934 (2012 - $2,010,487) during the third quarter and $1,997,511 (2012 - $4,567,240) during the nine months, primarily on exploration and evaluation expenditures at the La Joya and Cruz de Mayo projects.

SilverCrest’s $20,000,000 (2012 - $14,490,000) short term investments matured in June. The Company received interest income of $104,305 (2012 - $98,169) during the third quarter and $285,621 (2012 - $346,620) during the nine month period.

Impact of exchange rate changes

As at September 30, 2013, the Company held $24.1 million (2012 - $48.2 million) in cash and cash equivalents, of which $0.7 million (2012 - $4.7 million) were denominated in Canadian Dollars and $23.1 million (2012 - $43.3 million) in US dollars.

During the first nine months of 2013, the Company’s cash and cash equivalents were negatively impacted by $144,219 (2012 – ($793,339) on translation to US dollars due to the weakening of the Canadian dollar against the US dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

LIQUIDITY AND CAPITAL RESOURCES

		September 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	(i)	$24,098,242	$28,147,049
Short term investments	(i)	-	20,000,000
Other current assets	(i)	13,563,266	13,063,568
Non-current assets		102,237,771	60,860,472

Total Assets		$139,899,279	$122,071,089

Liabilities
Current liabilities	(ii)	6,719,604	6,052,942
Non-current liabilities		12,447,035	12,113,986

Total Liabilities		$19,166,639	$18,166,928

Working Capital	(i-ii)	$30,941,904	$55,157,675

ASSETS

As at September 30, 2013, SilverCrest had cash and cash equivalents of $24.1 million.  Cash has decreased 50% since the start of the year, primarily from contractual payments relating to the Santa Elena Expansion Project. SilverCrest’s financial position was strengthened in Q3 by securing a $40 million corporate credit facility with The Bank of Nova Scotia, which is fully available for general corporate purposes and to complete the Santa Elena Expansion Project. SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies.

Other current assets relate primarily to inventory on the leach pad at Santa Elena. During the nine month period ended September 30, 2013, 4.3 million contained silver equivalent ounces (Ag:Au 60.1:1) were delivered to the leach pad with 1.87 million silver equivalent ounces extracted. Metals inventory on the leach pad not recovered in the next twelve months will be reprocessed starting in H2, 2014, along with the underground ore through the new processing facility.

Property, plant and equipment increased to $79,205,429 (2012 - $43,445,953). Net additions in sustaining capital, in-fill and exploration drilling, together with Expansion Project expenditures, at Santa Elena amounted to $40,299,765. The Company recorded net depreciation and depletion of $4,540,289 during the nine month period ended September 30, 2013. Exploration and evaluation assets increased to $15,218,082 (2012 - $11,059,062) from expenditures incurred at the La Joya ($3,955,206), Cruz de Mayo ($82,760) and other ($121,054) projects.

In the light of short-term commodity price volatility, Management have considered whether any of SilverCrest’s assets are impaired. The review did not identify any such assets. SilverCrest’s assets are generally long-lived, and valuation is more subject to changes in long-term rather than short term prices. Management will continue to review the Company’s assets for impairment as conditions demand.

Taxes receivable at September 30, 2013 were $7,462,744 (2012 - $6,355,457), primarily related to value added taxes receivable. Value added taxes receivable are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. Due to the lengthy collection process, the asset has been classified as non-current. The Company believes the balance is fully recoverable and has not provided an allowance.

LIABILITIES

Accounts payable and accrued liabilities increased to $4,130,118 (2012 - $3,576,042), mainly due to various construction and operational commitments related to the Santa Elena Mine. The Company has settled all tax liabilities relating to fiscal 2012, and made 2013 income tax prepayments totalling $2,432,000 by offset of Mexican value added taxes receivable. Deferred revenue from the delivery of 4,453 gold ounces to Sandstorm decreased to $7,278,755 (2012 - $8,950,024).

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, and the $40 million corporate credit facility with Scotiabank, will enable it to complete the major capital expenditures associated with the Santa Elena Expansion, planned exploration and all operating activities of the Company for the next twelve months.

The significant capital and exploration expenditures for 2013 include the following;

Santa Elena Mine:
•	Expansion Capital – Mill facility: $53.2 million (9 months; $40.5 million committed and $30.5 million incurred).
•	Expansion Capital – Underground Mine Development: $7.8 million (9 months; $3.9 million incurred).
•	Expansion Drilling 15,000 metres and Pre-Feasibility Study: $3.5 million (9 months; 20,850 metres, $5.3 million incurred).
•	Sustaining Capital: $1.0 million (9 months; $0.7 million incurred).

Exploration Expenditures:
•	La Joya – drilling and PEA: $ 6.5 million (Revised to $1.5 million, 9 months; $1.3 million incurred).
•	La Joya – Property Acquisition Payment: $ 3.8 million (9 months; $2.67 million incurred, with $1.25 million by share issuance).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at September 30, 2013, SilverCrest had 108,843,205 common shares outstanding. In addition, SilverCrest had 6,325,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 115,168,205.

As at the date hereof, SilverCrest had 108,918,205 common shares outstanding. In addition, there were 6,250,000 outstanding share purchase options with exercise prices ranging between CAD$0.45 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 115,168,205. (Refer to subsequent events section for further details).

More information on these instruments and the terms of their conversion is set out in Note 10 of our unaudited consolidated interim financial statements.

COMMITMENTS

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At September 30, 2013, these commitments totalled approximately $40,538,000 ($31,562,000 paid), all of which are expected to fall due over the next 12 months.  Subsequent to September 30, 2013, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totaling approximately $3,034,000, which cumulatively amounts to $43,573,000 ($34,016,000 paid).

CONTINGENCIES

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements and the obligation to compensate employees with appropriate profit sharing in Mexico. The Company continues to review these amendments, but currently believes it is probable that these amended labour laws will not result in a material obligation or additional profit sharing entitlements for its Mexican employees at September 30, 2013, and December 31, 2012.

SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2013:

a)
75,000 incentive stock options priced at CAD$0.80 per share were exercised for cash proceeds of $57,700. 240,000 incentive stock options priced at CAD$1.60 per share due to expire on November 7, 2013 have been granted an extension of one year to November 7, 2014.

b)
During October 2013, the Mexican Congress approved the 2014 Tax Reform which proposes the implementation of a 7.5% tax on earnings before interest, tax, depreciation and amortization and a 0.5% environmental erosion fee based on gross revenues.  In addition, the approved proposal disallows immediate deductions for exploration expenses in the period in which they occurred, replacing the current practice with an allowable 10% amortization of exploration expenses per year. These changes will be effective January 1, 2014. The Company is currently assessing the impact of these changes on fiscal 2013 financial results.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2013, the Company had no off balance sheet arrangements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $123,231 (2012 - $140,237) for legal fees, which were included in professional fees, and $92,404 (2012 - $Nil) which were included in “Deferred finance expense”, associated with the set-up of the Facility to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner and recognized $20,551 (2012 - $8,504) in share-based payments to this partner.

Key Management Compensation

	September 30, 2013	September 30, 2012
Salaries and short-term benefits (1)	$684,148	$593,717
Directors' fees	98,087	64,633
Share-based payments	863,170	394,537
	$1,645,405	$1,052,887

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $144,079 (2012 - $98,091) for technical and administrative services and recognized $35,377 (2012 – $19,495) in share-based payments to close members of the families of individuals who are part of key management personnel.

The Company shares rent, salaries, and administrative services with Goldsource Mines Inc., a company related by common directors and officers. The Company had $34,338 receivable related to administration costs outstanding as at September 30, 2013 (December 31, 2012 – $22,746).

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, taxes receivable, accounts payable and accrued liabilities. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, short term investments and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

c.     Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d.    Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents, short term investments and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At September 30, 2013, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e.    Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At September 30, 2013, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the period.

These judgments and estimates are continuously evaluated, and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to these consolidated financial statements, and the key areas are summarized below.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Probable reserves

Estimates of the quantities of probable reserves and the portion of resources considered to be probable of economic extraction are used in: the calculation of depletion expense; the amortization of deferred revenue; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

CRITICAL ACCOUNTING ESTIMATES (continued)

Mineral Properties

The cost of acquiring, exploring and developing mineral properties, and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control, and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used, and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

Asset Retirement Obligations

Asset Retirement Obligations are estimated costs for the reclamation of the Company’s mine and mineral properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, changes in timing of activities, changes in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available, and will assess the impact of new regulations and laws as they are enacted.

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The presentation currency of the Company is the US dollar.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The adoption of these new accounting standards had no material impact on the Company’s financial statements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold” “All-in sustaining cash costs per silver equivalent ounce sold” and “Cash flows from operations before changes in working capital items”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2013	2012	2013	2012
Direct production costs	$4,457,253	$4,970,821	$15,305,016	$15,006,454
Inventory adjustment	836,496	(731,048)	(594,854)	(1,855,263)
Cost of sales	$5,293,749	$4,239,773	$14,710,162	$13,151,191

Silver ounces sold	204,947	152,088	543,433	416,598
Gold ounces sold	7,522	7,923	22,267	26,390

Ag:Au ratio (1)	61.2:1	51.3:1	60.1:1	53.9:1

EAg ounces sold (1)	665,184	558,185	1,881,038	1,836,767
Cash cost per EAg ounce sold	$7.96	$7.60	$7.82	$7.16

(1)  Silver equivalent ounces (“AgEq”) consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

The following table provides a reconciliation of cost of sales per the consolidated financial statements to all-in sustaining cash costs per silver equivalent ounce sold:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2013	2012	2013	2012
Direct production costs	$4,457,253	$4,970,821	$15,305,016	$15,006,454
Inventory adjustment	836,496	(731,048)	(594,854)	(1,855,263)
Cost of sales	$5,293,749	$4,239,773	$14,710,162	$13,151,191
General and administrative expenses	1,125,084	1,070,468	4,065,903	3,462,543
Sustaining capital expenditures	75,841	648,402	683,487	1,357,242
Exploration costs (2)	427,731	1,594,000	5,282,305	2,681,774
Total all-in sustaining cash costs	$6,922,405	$7,552,643	$24,741,857	$20,652,750

AgEq ounces sold (1)	665,184	558,185	1,881,038	1,836,767
All-in sustaining cash cost per AgEq ounce sold	$10.41	$13.53	$13.15	$11.24

(2)  Exploration costs include 100% of costs of the Santa Elena Reserve & Resource definition drilling program and PFS study.

The following table provides a reconciliation of cash provided by operating activities per the consolidated financial statements to cash flows from operations before working capital items:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2013	2012	2013	2012
Cash provided by operating activities	$9,120,440	$7,099,909	$15,649,931	$19,893,342
Income taxes paid	(728,000)	(483,612)	(2,432,000)	(4,439,612)
Change in non-cash working capital items	(1,272,349)	3,608,057	8,231,718	13,780,962
Cash flows before changes in working capital items	$7,120,091	$10,224,354	$21,449,649	$29,234,692
Weighted average number of common shares outstanding	108,775,813	89,737,466	108,062,918	89,111,270
Cash flows per common share	$0.07	$0.11	$0.20	$0.33

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated April 3, 2013.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013	TSX.V:SVL NYSE MKT: SVLC

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no material change in the Company’s internal control over financial reporting during the third quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).